UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
___________________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from_______to_______
Commission file number 001-08207

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Home Depot FutureBuilder
___________________

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Home Depot, Inc.
2455 Paces Ferry Road
Atlanta, Georgia 30339

THE HOME DEPOT FUTUREBUILDER

Report of Independent Registered Public Accounting Firm

The Administrative Committee
The Home Depot FutureBuilder:
We have audited the accompanying statements of net assets available for benefits of The Home Depot FutureBuilder (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan's 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements, but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's Administrative Committee. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014, is fairly stated in all material respects in relation to the 2014 financial statements as a whole.

/s/ KPMG LLP
Atlanta, Georgia
June 16, 2015

THE HOME DEPOT FUTUREBUILDER
Statements of Net Assets Available for Benefits
December 31, 2014 and 2013

amounts in thousands	2014	2013
Assets:
Plan's interest in Master Trust, at fair value	$5,475,939	$4,952,972
Receivables:
Notes receivable from participants	199,574	226,091
Participant contributions receivable	33	111
Employer contributions receivable	—	1
Total receivables	199,607	226,203
Net assets reflecting investments at fair value	5,675,546	5,179,175
Adjustment from fair value to contract value for Plan's interest in Master Trust for fully benefit-responsive investment contracts	(3,919)	(952)
Net assets available for benefits	$5,671,627	$5,178,223

See accompanying notes to the financial statements.

THE HOME DEPOT FUTUREBUILDER
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2014 and 2013

amounts in thousands	2014	2013
Additions to net assets attributed to:
Investment Income:
Plan's interest in income of Master Trust	$495,644	$962,434
Interest on notes receivable from participants	8,177	8,230
Total investment income	503,821	970,664
Contributions:
Participant	359,827	345,637
Employer	158,687	160,317
Total contributions	518,514	505,954
Total additions	1,022,335	1,476,618
Deductions from net assets attributed to:
Benefits paid to participants	511,343	431,076
Administrative expenses	17,588	16,612
Total deductions	528,931	447,688
Net increase	493,404	1,028,930
Net assets available for benefits:
Beginning of year	5,178,223	4,149,293
End of year	$5,671,627	$5,178,223

See accompanying notes to the financial statements.

THE HOME DEPOT FUTUREBUILDER
Notes to Financial Statements
December 31, 2014 and 2013

(1)	Description of the Plan
The following is a brief description of The Home Depot FutureBuilder (the "Plan"). Participants should refer to the Plan document or the summary plan description for a more complete description of the Plan's provisions.

(a)	General
The Plan is a defined contribution retirement plan covering substantially all U.S. associates of The Home Depot, Inc., the Plan sponsor, and subsidiaries (collectively, the "Company").
Associates are eligible to participate in the Plan for purposes of making before-tax and/or after-tax (Roth) contributions after completing 90 days of service. Temporary associates are eligible to participate in the Plan for purposes of making before-tax and/or after-tax (Roth) contributions on the first day of the calendar quarter beginning on or following the completion of one year of service and 1,000 hours. Participants are eligible for the Company's matching contributions on the first day of the calendar quarter (January 1, April 1, July 1, and October 1) beginning on or after the earlier of (i) the date the associate completes one year of service and 1,000 hours; or (ii) the date the associate completes two years of service, regardless of hours worked. The Plan excludes leased associates, nonresident aliens, independent contractors, and associates covered by a collective bargaining agreement, unless the terms of the collective bargaining agreement require that the associate be eligible to participate in the Plan. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The Plan is administered by the Administrative Committee, the members of which are officers of Home Depot U.S.A., Inc., a wholly-owned subsidiary of The Home Depot, Inc.

(b)	Contributions
Under the Plan, participants may contribute up to 50% of annual compensation, as defined in the Plan, on a before-tax basis and/or an after-tax (Roth) basis subject to regulatory limitations, and participants age 50 or older can make catch-up contributions to the Plan. Participants may also contribute amounts representing eligible rollover distributions from other qualified retirement plans. The Company provides matching contributions of 150% of the first 1% of eligible compensation contributed by a participant and 50% of the next 2% to 5% of eligible compensation contributed by a participant beginning on the first day of the calendar quarter following the completion of the earlier of (i) the date the associate completes one year of service and 1,000 hours; or (ii) the date the associate completes two years of service, regardless of hours worked. Before-tax and after-tax (Roth) contributions are eligible for matching contributions. Catch-up contributions are not eligible for matching contributions. Additional amounts may be contributed at the option of the Administrative Committee. The default for investment of the Company's matching contribution if no direction is given by the participant is the participant's current investment election with respect to before-tax or after-tax (Roth) contributions. If the participant has made no affirmative investment election with respect to before-tax or after-tax (Roth) contributions, the default is the appropriate LifePath Fund based on the participant's age.
Employee Stock Ownership Plan ("ESOP") contributions were made solely by the Company and at the discretion of the Company's Board of Directors. The Company made its last ESOP contribution in February 1999. The Plan was amended to eliminate ESOP contributions for Plan years beginning on or after January 1, 2007.

(c)	Participant Accounts
The Plan maintains a separate account for each participant, to which contributions and investment performance are allocated.

(d)	Vesting
Participants are immediately vested in their contributions and net value changes thereon. Vesting in the Company's matching and discretionary contributions and net value changes thereon is generally based on years of vesting service. For vesting purposes, a year of service is any calendar year in which a participant completes at least 1,000 hours of service.

A participant is cliff vested 100% in the Company's matching contributions after three years of vesting service.

THE HOME DEPOT FUTUREBUILDER
Notes to Financial Statements
December 31, 2014 and 2013

Vesting for the ESOP contributions and net value changes thereon is based on years of service, as follows:

Years of Service	Vesting Percentage
3	20%
4	40
5	60
6	80
7 or more	100

Effective January 1, 2010, each participant who completes an hour of service on or after January 1, 2010 becomes 100% vested in the Company's matching contributions and ESOP contributions upon completing five years of employment if such event precedes the vesting dates above.
A participant becomes 100% vested in the Company's matching, ESOP and any discretionary contributions and net value changes thereon upon death, attaining age 65 while still employed, total or permanent disability, or if the Plan is terminated.

(e)	Payment of Benefits
Upon death, disability, termination of service for any other reason, hardship, or attaining age 59 ½, participants or beneficiaries may elect to receive a lump-sum payment of their vested account balance at fair value on the date of distribution in the form of cash or Company stock in accordance with the terms of the Plan.

(f)	Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 minus the highest outstanding note balance in the preceding 12 months or 50% of their total vested account balance less a $50 fee. Note terms generally range from one to four years. The notes bear interest at a rate equal to the prime rate plus 1% at the time of the note. Certain notes with terms greater than four years remain outstanding, including certain notes rolled over from retirement plans of acquired companies. Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document and loan policy.

(g)	Forfeited Accounts
Forfeited nonvested account balances may be used to reduce future employer contributions and/or Plan expenses. At December 31, 2014 and 2013, unallocated forfeitures totaled $2,887,158 and $2,544,215, respectively. In 2014 and 2013, forfeitures in the amount of $2,544,215 and $1,879,201, respectively, were used to reduce employer contributions.

(h)	Administrative Expenses
Certain administrative expenses of the Plan may be paid by the Company. These costs include certain legal, accounting and administrative fees. Expenses paid by the Plan include all administrative and other costs not paid by the Company.
(2) Summary of Significant Accounting Policies
The following is a summary of significant accounting policies followed by the Plan in preparing its financial statements.

(a)	Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting. The Plan evaluated subsequent events and transactions for potential recognition in the financial statements through the date the financial statements were issued.

THE HOME DEPOT FUTUREBUILDER
Notes to Financial Statements
December 31, 2014 and 2013

(b)	Investment Valuation and Income Recognition
The Plan invests only in the Master Trust. Investments within the Master Trust are valued as follows:
Shares of registered investment companies, the T. Rowe Price Institutional Large-Cap Growth Fund, the TimesSquare Mid-Cap Growth Strategy Fund, the TS&W Small-Cap Value Fund, the Stephens Small-Cap Growth Fund and the Schwab Personal Choice Retirement Account ("PCRA") are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The JP Morgan Stable Value Fund is valued as described below. All other investments in units of collective trusts are valued at the respective net asset values as reported by such trusts. The Company's common stock is valued at its quoted market price as obtained from the New York Stock Exchange. Securities transactions are accounted for on a trade date basis. The investment in short-term investment funds of The Northern Trust Company is reported at fair value as determined by The Northern Trust Company based on the quoted market prices of the securities in the fund.
The JP Morgan Stable Value Fund invests primarily in synthetic investment contracts and insurance company separate account contracts issued by insurance companies and banks that are fully benefit-responsive. These investments are presented at the fair value of units held by the Plan as of December 31 in the Statements of Net Assets Available for Benefits including separate disclosure of the adjustment to contract value, which is equal to principal balance plus accrued interest. As provided in Financial Accounting Standards Board  Accounting Standards Codification 962 "Plan Accounting - Defined Contribution Pension Plans" ("ASC 962"), an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of fully benefit-responsive investment contracts is calculated using the market approach discounting methodology, which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period-end. Additional information on the JP Morgan Stable Value Fund is discussed in Note 3.
Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan's investments include funds that invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market, credit, and individual country and currency risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan's financial statements and supplemental schedule.

(c)	Payment of Benefits
Benefits are recorded when paid.

(d)	Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Administrative Committee of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(e)	Fair Value of Financial Instruments
The Plan's investments are stated at fair value, with the exception of the Plan's fully benefit-responsive investment contracts which, though stated at fair value, are adjusted to contract value within the Statements of Net Assets Available for Benefits. In addition, the carrying amount of notes receivable from participants is a reasonable approximation of the fair value due to the short-term nature of these instruments.

THE HOME DEPOT FUTUREBUILDER
Notes to Financial Statements
December 31, 2014 and 2013

(3) JP Morgan Stable Value Fund
Through the Master Trust, the Plan invests in a separate account, the JP Morgan Stable Value Fund (the "Fund"), which owns fully benefit-responsive investment contracts. As a result of ASC 962, the Plan's investment in the Fund is presented at fair value in the Statements of Net Assets Available for Benefits with an adjustment from fair value to contract value as a decrease of $3,919,432 as of December 31, 2014 and a decrease of $952,233 as of December 31, 2013. The fair value of the Fund as of December 31, 2014 and 2013 was $480,684,005 and $476,815,918, respectively. The fair value of the Fund equals the total of the fair value of the underlying assets plus the fair value of the wrap contract, which is calculated using the market approach discounting methodology, which incorporates the difference between current market level rates for the contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of year end.
A synthetic investment contract, also known as a wrap contract, is an investment contract issued by an insurance company or other financial institution, designed to provide a contract value "wrapper" around a portfolio of bonds or other fixed income securities that are owned by the Fund. The assets underlying the Fund's wrap contracts are units of fixed income collective investment trusts (Prudential, Royal Bank of Canada, State Street Bank and Transamerica each with credit ratings of AA-). An insurance company separate account is a book value contract issued from within an insurance company separate account that bundles the book value wrap contract and underlying fixed income portfolio (Metlife with a credit rating of AA-). The contract is backed by a portfolio of marketable fixed income securities owned by the insurance company, but segregated and insulated from the general account. These contracts provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the net assets of the Fund, but rather are amortized, over the duration of the underlying assets, through adjustments to the future interest crediting rate. The issuer guarantees that all qualified participant withdrawals will occur at contract value.
The Plan's interest in the underlying fixed income collective investment trusts in which the Fund invests is calculated by applying the Fund's ownership percentage in these underlying fixed income collective investment trusts to the total fair value of the underlying fixed income collective investment trusts. The underlying assets owned by the Fund consist primarily of readily marketable fixed income securities with quoted market prices.
The interest crediting rate is determined quarterly and is primarily based on the current yield to maturity of the covered investments, plus or minus amortization of the difference between the market value and the contract value of the covered investments over the duration of the covered investments at the time of computation. There is no relationship between future crediting rates and the adjustments to contract value reported in the Statements of Net Assets Available for Benefits.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan document (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan's Administrative Committee does not believe that any events that would limit the Plan's ability to transact at contract value with participants are probable of occurring.
The average market yield of the Fund for the years ended December 31, 2014 and 2013 was 1.57% and 1.59%, respectively. The average yield earned by the Fund that reflects the actual interest credited to participants for the years ended December 31, 2014 and 2013 was 1.74% and 1.91%, respectively.
(4) Tax Status
The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated October 28, 2013 that the Plan and Master Trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"), and therefore, are exempt from federal income taxes. The Plan has been amended since receiving the determination letter as discussed in Note 10. However, the Administrative Committee of the Plan believes the Plan and Master Trust continue to be designed and are currently being operated in compliance with the applicable requirements of the IRC.
U.S. generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan's Administrative Committee has analyzed the tax positions taken by the Plan and

THE HOME DEPOT FUTUREBUILDER
Notes to Financial Statements
December 31, 2014 and 2013

has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the Plan's financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan's Administrative Committee believes it is no longer subject to income tax examinations for years prior to 2011.
(5) Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts.
(6) Investments
The Plan's investments are held in a Master Trust by the Trustee of the Plan, The Northern Trust Company, as more fully described in Note 7. Plan participants may direct the investment of their accounts on a daily basis in a number of investment options available under the Plan. A description of the Plan's investment options follows:

•	The Home Depot, Inc. Common Stock Fund - Fund invests in common stock of The Home Depot, Inc. Effective September 17, 2008, this fund was frozen with respect to new contributions.

•	TimesSquare Mid-Cap Growth Strategy Fund - Fund is a separate account that invests in common and preferred stock of U.S. mid-sized companies that display strong growth prospects.

•
T. Rowe Price Institutional Large-Cap Growth Fund(1) - Fund is a separate account that invests in the common stock of large-cap growth companies that the portfolio management team believes offer above average rates of earnings and cash flow growth and are believed to have the ability to sustain earnings momentum even during times of slow economic growth.

•	TS&W Small-Cap Value Fund - Fund is a separate account that invests in common stocks of small-cap companies that are believed to be undervalued relative to the market and industry peers.

•	Stephens Small-Cap Growth Fund(2) - Fund is a separate account that invests in small-cap companies that exhibit an attractive combination of growth and value.

•	JP Morgan Stable Value Fund - Fund invests in high quality fixed income securities (see Note 3).

•	Wedge Mid-Cap Value Fund(1) - Fund is a collective trust that invests in securities that seek to outperform the Russell Mid-Cap Value Index from a total return perspective over a full market cycle.

•	BlackRock LifePath Portfolios - Fund is a collective trust that invests in stocks, bonds, real estate and commodities.

•
BlackRock U.S. Debt Index Fund - Fund is a collective trust that invests in a diversified portfolio of debt securities seeking to match the Barclays Capital U.S. Aggregate Bond Index, including U.S. Treasury and federal agency bonds, corporate bonds, residential and commercial mortgage-backed securities and asset-backed securities.

•	BlackRock Equity Index Fund - Fund is a collective trust that invests in the common stocks included in the Standard & Poor's 500 Index.

•
BlackRock Balanced Fund - Fund is a synthetic fund that invests approximately 60% of its assets in the BlackRock Equity Index Fund (which invests in equity securities - stocks) with the remainder of the fund invested in the BlackRock U.S. Debt Index Fund (which invests in fixed income securities - bonds).

•
Dodge & Cox Stock Fund - Fund invests in a registered investment company that invests in common stocks of companies that the fund's managers believe to be temporarily undervalued by the stock market but have favorable long-term growth prospects.

•
Dodge & Cox International Stock Fund - Fund invests in a registered investment company that invests in a diversified portfolio of equity securities issued by non-U.S. companies to provide long-term growth.

•
Schwab PCRA - The brokerage window provides the freedom to invest in a wide range of investment choices, including no-load, no transaction-fee mutual funds, stocks listed on major exchanges, exchange-traded funds and individual bonds, certificates of deposit and other fixed income investments.

—————

THE HOME DEPOT FUTUREBUILDER
Notes to Financial Statements
December 31, 2014 and 2013

(1)
Effective July 1, 2014, the Rainier Large-Cap Growth Fund and the CRM Mid-Cap Value Fund were replaced by the T. Rowe Price Institutional Large-Cap Growth Fund and the Wedge Mid-Cap Value Fund, respectively.

(2)	Effective October 1, 2013, the Cadence Small-Cap Growth Fund was replaced by the Stephens Small-Cap Growth Fund.
The Master Trust's investments in separate accounts and collective trust funds are not subject to restrictions regarding redemptions, and there are no unfunded commitments to the funds.
(7) Investment in Master Trust
The assets of the Plan are invested in a Master Trust. At December 31, 2014 and 2013, the Plan's interest in the net assets of the Master Trust was over 99%, with The Home Depot FutureBuilder for Puerto Rico holding the remaining interest. Net assets, investment income and administrative expenses related to the Master Trust are allocated to the individual plans based upon actual activity for each of the plans.
The net assets of the Master Trust as of December 31, 2014 and 2013 were as follows (amounts in thousands):

	2014	2013
Assets:
Investments:
The Home Depot, Inc. common stock fund	$989,970	$874,748
Separate accounts: common stocks	754,818	798,513
Stable value fund	484,152	480,391
Collective trust funds	2,184,967	1,765,461
Registered investment funds	999,532	976,876
Brokerage window	78,496	68,411
Total investments	5,491,935	4,964,400
Receivables:
Due from broker	—	2,311
Other receivables	282	240
Total receivables	282	2,551
Total assets	5,492,217	4,966,951
Liabilities:
Accrued liabilities	1,658	1,836
Due to broker	457	—
Total liabilities	2,115	1,836
	5,490,102	4,965,115
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,950)	(960)
Net assets	$5,486,152	$4,964,155

THE HOME DEPOT FUTUREBUILDER
Notes to Financial Statements
December 31, 2014 and 2013

Investment income for the Master Trust for the years ended December 31, 2014 and 2013 was as follows (amounts in thousands):

	2014	2013
Investment Income:
Net appreciation in fair value of investments:
The Home Depot, Inc. common stock fund	$218,028	$235,739
Separate accounts: common stocks	37,008	223,959
Collective trust funds	166,065	229,952
Registered investment funds	20,952	215,829
Brokerage window	252	9,934
Net appreciation in fair value of investments	442,305	915,413
Dividends and interest income	54,313	48,683
Total investment income	$496,618	$964,096
(8) Fair Value Measurements
The fair value of an asset is considered to be the price at which the asset could be sold in an orderly transaction between unrelated knowledgeable and willing parties. A liability's fair value is defined as the amount that would be paid to transfer the liability to a new obligor, rather than the amount that would be paid to settle the liability with the creditor. Assets and liabilities recorded at fair value are measured using a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers are:

•	Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access.

•
Level 2 - Other inputs that are observable, either directly or indirectly. These inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

•	Level 3 - Unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.
The following tables set forth by level within the fair value hierarchy the Master Trust's investments measured at fair value on a recurring basis, as of December 31, 2014 and 2013. Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

THE HOME DEPOT FUTUREBUILDER
Notes to Financial Statements
December 31, 2014 and 2013

	Investments at Fair Value as of December 31, 2014
amounts in thousands	Level 1	Level 2	Level 3	Total
Common stocks:
The Home Depot, Inc. Common Stock Fund	$989,970	$—	$—	$989,970
Separate accounts:
Large U.S. Equity	63,046	—	—	63,046
Mid U.S. Equity	479,249	—	—	479,249
Small U.S. Equity	181,517	—	—	181,517
International Equity	31,006	—	—	31,006
Stable value fund	—	484,152	—	484,152
Collective trust funds:
Lifestyle	—	768,964	—	768,964
Bond	—	493,523	—	493,523
Mid U.S. Equity	—	62,126	—	62,126
Large U.S. Equity	—	817,637	—	817,637
Short-Term Investment	42,717	—	—	42,717
Registered investment funds:
Large U.S. Equity	426,999	—	—	426,999
International Equity	572,533	—	—	572,533
Brokerage window	78,496	—	—	78,496
Total investments at fair value	$2,865,533	$2,626,402	$—	$5,491,935

	Investments at Fair Value as of December 31, 2013
amounts in thousands	Level 1	Level 2	Level 3	Total
Common stocks:
The Home Depot, Inc. Common Stock Fund	$874,748	$—	$—	$874,748
Separate accounts:
Large U.S. Equity	57,315	—	—	57,315
Mid U.S. Equity	515,503	—	—	515,503
Small U.S. Equity	197,464	—	—	197,464
International Equity	28,231	—	—	28,231
Stable value fund	—	480,391	—	480,391
Collective trust funds:
Lifestyle	—	653,104	—	653,104
Bond	—	375,476	—	375,476
Large U.S. Equity	—	694,707	—	694,707
Short-Term Investment	42,174	—	—	42,174
Registered investment funds:
Large U.S. Equity	405,000	—	—	405,000
Mid U.S. Equity	49,140	—	—	49,140
International Equity	522,736	—	—	522,736
Brokerage window	68,411	—	—	68,411
Total investments at fair value	$2,760,722	$2,203,678	$—	$4,964,400

THE HOME DEPOT FUTUREBUILDER
Notes to Financial Statements
December 31, 2014 and 2013

The Plan's interest in the Master Trust investment in the JP Morgan Stable Value Fund is a Level 2 investment. The fair value of units held in certain collective trust funds are based on their net asset values, as the Plan elected the practical expedient under the accounting guidance to measure the fair value of certain funds that use net asset value per unit. Net asset values are reported by the funds and are supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date (level 2 inputs). There are no restrictions on the ability of investors to redeem any of the above investments at December 31, 2014 and 2013.
(9) Related-Party Transactions
Certain Plan investments included in the Master Trust include shares of common stock issued by The Home Depot, Inc., the Plan sponsor. At December 31, 2014 and 2013, the Plan held a combined total of 9,443,769 and 10,650,921 shares valued at approximately $104.97 and $82.34 per share, respectively. Additionally, dividends received through the Master Trust by the Plan include dividends paid by The Home Depot, Inc. totaling $18,758,677 and $17,561,512 for the years ended December 31, 2014 and 2013, respectively. These transactions constitute party-in-interest transactions since The Home Depot, Inc. is the Plan sponsor.
Plan investments include units of short-term investment funds managed by The Northern Trust Company. The Northern Trust Company is the Trustee as defined by the Plan and a Plan fiduciary, and therefore, these transactions constitute party-in-interest transactions. The Plan paid fees to The Northern Trust Company of $758,444 and $757,870 for the years ended December 31, 2014 and 2013, respectively.
(10) Plan Amendments and Other Plan Changes
The Plan was amended on December 31, 2014, effective (a) June 26, 2013 to comply with Notice 2014-19 which establishes the effective date of the Supreme Court’s decision in United States v. Windsor, 133 S.Ct. 2675 (2013); (b) March 5, 2014 to provide for partial distributions for participants and beneficiaries who are enrolled in Financial Engines’ Income+ product; (c) October 1, 2014 to provide for eligibility to receive matching contributions upon completing two years of employment for associates who have not performed the necessary hours of service to complete a year of eligibility service; (d) January 31, 2015 to effectuate the merger of the National Blinds & Wallpaper, Inc. Associates 401(k) Savings & Profit Sharing Plan into the Plan; and (e) December 31, 2014 to revise Schedules A and B to reflect a recent acquisition.
On December 30, 2013 the Plan was amended, effective (a) September 16, 2013 to change the definition of spouse to comply with the decision in United States v. Windsor; and (b) December 30, 2013 to reflect recent acquisitions.
(11) Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits as presented in these financial statements to the balance per Form 5500 as of December 31 (amounts in thousands, as expected to be filed for 2014 and as filed for 2013):

	2014	2013
Net assets available for benefits	$5,671,627	$5,178,223
Deemed distributions	(2,268)	(1,769)
Participant withdrawals payable	(4,208)	(2,535)
Adjustment from contract value to fair value for Plan's interest in Master Trust for fully benefit-responsive investment contracts	3,919	952
Net assets available for benefits - Form 5500	$5,669,070	$5,174,871

Deemed distributions are defaulted and unpaid notes receivable from participants.

THE HOME DEPOT FUTUREBUILDER
Notes to Financial Statements
December 31, 2014 and 2013

The following is a reconciliation of changes in net assets available for benefits as presented in these financial statements and Form 5500 as of December 31 (amounts in thousands, as expected to be filed for 2014 and as filed for 2013):

	2014	2013
Increase in net assets per statement of changes in net assets available for benefits	$493,404	$1,028,930
Deemed distributions	(499)	840
Participant withdrawals payable	(1,673)	574
Adjustment from contract value to fair value for Plan's interest in Master Trust for fully benefit-responsive investment contracts	2,967	(10,712)
Net income - Part II Line K Form 5500	$494,199	$1,019,632

THE HOME DEPOT FUTUREBUILDER
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

amounts in thousands
Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
* Plan's interest in Master Trust, at fair value		$5,475,939
Notes receivable from participants	Notes with interest rates generally ranging from 4.22% to 10.5% and maturity dates through January 17, 2019	199,574
		$5,675,513

*Indicates party-in-interest included in Master Trust.

See accompanying report of independent registered public accounting firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Home Depot FutureBuilder

Date:	June 16, 2015	By:	/s/ Dwaine A. Kimmet
Dwaine A. Kimmet
Member of The Home Depot
FutureBuilder Administrative
Committee

Date:	June 16, 2015	By:	/s/ Scott Smith
Scott Smith
Member of The Home Depot
FutureBuilder Administrative
Committee

EXHIBIT INDEX

Exhibit
Number	Description

23.1	Consent of Independent Registered Public Accounting Firm